UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-08132
La Quinta Corporation
(Exact name of registrant as specified in its charter)
909 Hidden Ridge, Suite 600
Irving, Texas 75038
(214) 492-6600
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Guarantees of the following securities:
8-7/8% Senior Notes due March 15, 2011
7% Senior Notes due August 15, 2012
7% Notes due August 15, 2007
7.27% Medium Term Notes due February 26, 2007
7.33% Medium Term Notes due April 1, 2008
7.30% Medium Term Notes due January 16, 2006
8.25% Medium Term Notes due September 15, 2015
8.625% Medium Term Notes due August 17, 2015
7.82% Notes due September 10, 2026
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Guarantee of 8-7/8% Senior Notes due March 15, 2011	1
Guarantee of 7% Senior Notes due August 15, 2012	0
Guarantee of 7% Notes due August 15, 2007	1
Guarantee of 7.27% Medium Term Notes due February 26, 2007	1
Guarantee of 7.33% Medium Term Notes due April 1, 2008	1
Guarantee of 7.30% Medium Term Notes due January 16, 2006	0
Guarantee of 8.25% Medium Term Notes due September 15, 2015	0
Guarantee of 8.625% Medium Term Notes due August 17, 2015	0
Guarantee of 7.82% Notes due September 10, 2026	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, La Quinta Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LA QUINTA CORPORATION
Date: January 25, 2006	By:	/s/ Mark W. Osterberg
		Name:	Mark W. Osterberg
		Title:	Vice President and Chief Accounting Officer